FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 11, 2009 regarding determination of number of new shares to be issued in an offering of new shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 11, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Determination of Number of New Shares

to Be Issued in an Offering of New Shares

Tokyo, December 11, 2009 – Hitachi, Ltd. (Hitachi; TSE:6501 / NYSE:HIT) announced the determination of the number of shares to be issued pursuant to the exercise of the option to purchase additional shares of Hitachi’s common stock granted to the international managers in connection with the issuance and sales of new shares pursuant to a decision by Hitachi’s President and Chief Executive Officer on November 16, 2009.

Number of shares to be issued in an offering conducted overseas (provided, however, that sales of shares in the United States and Canada will be limited to qualified institutional buyers) pursuant to the exercise of the option to purchase additional shares of Hitachi common stock granted by Hitachi to the international managers

90,000,000 shares

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1.	Number and Type of New Shares to Be Offered

A total of 1,090,000,000 shares of Hitachi’s common stock, as shown in (1) through (3).

(1)	400,000,000 shares of Hitachi’s common stock to be purchased and underwritten by Japanese underwriters in a public offering conducted in Japan.

(2)	600,000,000 shares of Hitachi’s common stock to be purchased and underwritten by international managers in an offering conducted overseas.

(3)	An additional 90,000,000 shares of Hitachi’s common stock to be issued pursuant to the exercise of the option to purchase granted by Hitachi to the international managers in an offering conducted overseas.

2.	Change in the Number of Issued Shares as a Result of the Capital Increase by Way of Offering of New Shares

Total number of issued shares at present	3,368,126,056 shares

Increase in number of issued shares by way of offering of new shares	1,090,000,000 shares

Total number of issued shares after the offering of new shares	4,458,126,056 shares

In addition, a maximum of 60,000,000 shares of Hitachi’s common stock may be issued to a Japanese underwriter as an allottee on December 25, 2009, by way of the third-party allotment in connection with a secondary offering by way of over-allotment.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

3.	Use of Proceeds

Hitachi intends to use the net proceeds from the Japanese offering, international offering, the issuance of new shares by way of third-party allotment and the issuance of 130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause), estimated to be, in total, no greater than ¥349,292 million, to fund capital expenditures of ¥220.0 billion to strengthen its Social Innovation Business, to make investments of ¥40.0 billion to strengthen its Social Innovation Business and to use the remainder to repay Hitachi’s debt.

Please refer to “Issuance and Sale of New Shares and Issuance of Call Option Attached Unsecured Bonds with Stock Acquisition Rights (Convertible Bonds)” announced on November 16, 2009 for more details of Hitachi’s plan for use of proceeds.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501) is a leading global technological and industrial company with total revenues of ¥10,000 billion ($102.0 billion) for the year ended March 31, 2009. Hitachi’s business is highly diversified, encompassing operations in the following seven segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services. For more information on Hitachi, please visit Hitachi’s website at http://www.hitachi.com.

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This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.